Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges:
Interest expensed and capitalized	$37,313	$38,545	$28,232	$26,095	$25,535
Amortized premiums, discounts and capitalized expenses (included above)	—	—	—	—	—
Estimate of interest within rental expense	—	—	—	—	—
Preference security dividend	—	—	—	—	—
Total Fixed Charges	$37,313	$38,545	$28,232	$26,095	$25,535

Earnings:
Pretax loss from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$(324,960)	$(138,727)	$(70,381)	$(44,365)	$(39,065)
Fixed Charges	37,313	38,545	28,232	26,095	25,535
Distributed income of equity investees	—	—	—	—	—
Total Earnings	$(287,647)	$(100,182)	$(42,149)	$(18,270)	$(13,530)

Ratio of Earnings to Fixed Charges	(7.71)	(2.60)	(1.49)	(0.70)	(0.53)